SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of August 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CGG Announces its 2018 Second Quarter Results

Q2 2018: solid segment EBITDAs in line with expectations

•	IFRS figures[1]: revenue at $314m, OPINC at $26m, net income at $49m

•	Segment revenue[2] at $338m, down 3% year-on-year

•	GGR: robust Subsurface Imaging & Reservoir (SIR) activity and Multi-Client driven by high after-sales partly offsetting lower prefunding

•	Equipment: strong volume increase leading to breakeven

•	Contractual Data Acquisition: continuing competitive market environment

•	Segment EBITDAs[2] at $110m, down 9% year-on-year, a 33% margin

•	Segment operating income[2] at $40m, versus $(3)m last year, supported by favorable Multi-Client sales mix and increase in Equipment sales

Q2 operational highlights

•	Multi-Client recorded large sales in North Sea and US onshore; activity in Brazil, Mozambique and Permian basin

•	SIR activity driven by client reservoir/ production imaging and services, including nodes processing

•	Equipment main sales notably in North Africa and Asia

•	Contractual Data Acquisition fleet operating in West Africa

H1 2018: activity gradually improving

•	IFRS figures[1]: revenue at $560m, OPINC at $(41)m, net income at $696m

•	Segment revenue[2] at $633m, up 6% year-on-year

•	Segment EBITDAs[2] at $163m, up 9% year-on-year, a 26% margin

•	Segment operating income[2] at $17m, versus $(71)m last year

Sound financial situation

•	First Lien refinancing completed in April 2018

•	Limited cash consumption, segment FCF at $(9)m

•	Net debt of $716m at end of June, liquidity of $447m and leverage ratio at 1.9x

Reiterated 2018 outlook

•	Capital Market Day planned on November 7th

[1]	Based on transitory IFRS 15 application
[2]	Segment figures presented before IFRS 15 and Non-Recurring Charges (NRC)

PARIS, France – August 2nd 2018 – CGG (ISIN: FR0013181864 – NYSE: CGG), world leader in Geoscience, announced today its 2018 second quarter unaudited results.

Commenting on these results, Sophie Zurquiyah, CGG CEO, said:

“The second quarter results were in line with our expectations with a stable EBITDAs margin year-over-year. SIR performed well and Multi-Client after-sales were particularly high with significant contribution from the North Sea. Prefunding was low, primarily as a result of regulatory delays. Equipment saw strong volume increase and returned to breakeven. Contractual Data Acquisition activities were still under pressure with continued low prices.

Priority is to focus on cash generation, and specifically this quarter cash consumption was limited due to rigorous management of working capital.

In the context of a gradual market improvement, while clients maintain a cautious approach to spending, we remain on track to meet our targets for 2018.”

Post-closing events

•	Geowave Voyager

SeaBird Exploration Plc announced on July 11, 2018 that it was in an exclusive process to acquire our seismic vessel Geowave Voyager and certain seismic equipment for cash consideration of US$17 million. The transfer of ownership of the Vessel and closing of the transaction is expected to be finalized by October 2018. As of June 30, 2018, the classification of the Geowave Voyager as an asset held for sale is unchanged.

•	Convertible bondholder’s appeal

On July 17, 2018, certain holders of CGG’s convertible bonds filed a recourse before the French Supreme Court (Cour de cassation) against the ruling rendered on May 17, 2018 by the Appeals Court of Paris rejecting a claim by a group of Convertible Bondholders against the ruling of the Commercial Court of Paris sanctioning the safeguard plan on December 1, 2017.

Transitory application of IFRS 15

Discussions between CGG, its auditors and the regulators are still on going. CGG continues advocating for the IFRS 15 compliance of revenue recognition policy based on the two distinct performance obligations contained in these contracts.

In the absence of a finalized IFRS 15 accounting policy, prior to the Group’s second quarter 2018 results, CGG decided to continue presenting a dual approach:

(i)

one set of figures (the “IFRS” figures) in line with the accounting practice adopted by some other seismic players, with pre-commitment revenue recognized in full only upon delivery of the final data, and

(ii)

a second set of figures (the “Segment Figures”) corresponding to the figures used for internal management reporting purposes and produced in accordance with the Group’s historical method (percentage of completion for multi-clients pre-commitments).

The Company aims to fix a definitive approach with its auditors and the regulators ideally prior to the release of Q3 2018 financial statements and at the latest for the 2018 annual report.

Please find below tables for key IFRS figures, segment figures and bridges; please refer to our 6-K document for full IFRS financial statements.

Key IFRS Figures - Second Quarter 2018

In million $	Second Quarter 2017*	First Quarter 2018	Second Quarter 2018
Group revenue	349.8	245.6	314.3
Operating income	(98.2)	(67.1)	26.3
Equity from investments	(2.5)	1.3	1.1
Net cost of financial debt	(48.7)	(33.2)	(33.3)
Other financial income (loss)	0.5	762.8	65.2
Income taxes	(20.8)	(17.2)	(10.2)
Net income	(169.7)	646.6	49.1
Net debt	2,497.0	659.3	715.9
Capital employed	3,273.5	3,149.4	3,158.1

*	Previous periods are not restated as per IFRS 15 guidelines

Key Segment Figures - Second Quarter 2018

In million $	Second Quarter 2017	First Quarter 2018	Second Quarter 2018
Segment revenue	349.8	294.7	337.9
Segment EBITDAs	120.0	53.0	109.7
Group EBITDAs margin	34.3%	18.0%	32.5%
Segment operating income	(3.5)	(22.3)	39.7
Opinc margin	(1.0)%	(7.6)%	11.7%
Non-recurring charges (NRC)	(94.7)	(33.9)	(3.4)
IFRS 15 adjustment	na	(10.9)	(10.0)
IFRS operating income	(98.2)	(67.1)	26.3
Equity from investments	(2.5)	1.3	1.1
Net cost of financial debt	(48.7)	(33.2)	(33.3)
Other financial income (loss)	0.5	762.8	65.2
Income taxes	(20.8)	(17.2)	(10.2)
Net income	(169.7)	646.6	49.1
Segment Operating Cash Flow	52.2	62.8	95.1
IFRS Operating Cash Flow	(2.1)	7.1	84.9
Segment Free Cash Flow	(23.9)	(39.9)	(9.3)
IFRS Free Cash Flow	(78.2)	(95.6)	(19.5)
Net debt	2,497.0	659.3	715.9
Capital employed	3,273.5	3,179.7	3,199.0

Key IFRS Figures – First Half 2018

In million $	First Half 2017*	First Half 2018
Group revenue	599.2	559.9
Operating income	(195.1)	(40.8)
Equity from investments	0	2.4
Net cost of financial debt	(95.5)	(66.5)
Other financial income (loss)	(1.1)	828.0
Income taxes	(23.1)	(27.4)
Net income	(314.8)	695.7
Net debt	2,497.0	715.9
Capital employed	3,273.5	3,158.1

*	Previous periods are not restated as per IFRS 15 guidelines

Key Segment Figures – First Half 2018

In million $	First Half 2017	First Half 2018
Segment revenue	599.2	632.6
Segment EBITDAs	148.7	162.7
Group EBITDAs margin	24.8%	25.7%
Segment operating income	(70.7)	17.4
Opinc margin	(11.8)%	2.8%
Non-recurring charges (NRC)	(124.4)	(37.3)
IFRS 15 adjustment	na	(20.9)
IFRS operating income	(195.1)	(40.8)
Equity from investments	0	2.4
Net cost of financial debt	(95.5)	(66.5)
Other financial income (loss)	(1.1)	828.0
Income taxes	(23.1)	(27.4)
Net income	(314.8)	695.7
Segment Operating Cash Flow	86.6	157.9
IFRS Operating Cash Flow	(12.9)	92.0
Segment Free Cash Flow	(98.2)	(49.2)
IFRS Free Cash Flow	(197.7)	(115.1)
Net debt	2,497.0	715.9
Capital employed	3,273.5	3,199.0

Key figures bridge: Segment to IFRS - Second Quarter 2018

Q2 2018 P&L items In million $	Segment figures	IFRS 15 adjustments	NRC* adjustments	IFRS figures
Total revenue	337.9	(23.6)	0	314.3
OPINC	39.7	(10.0)	(3.4)	26.3

Q2 2018 Cash Flow Statement items In million $	Segment figures	IFRS 15 adjustments	NRC* adjustments	IFRS figures
EBITDAs	109.7	(23.6)	(3.4)	82.7
Change in Working Capital & Provisions	(22.9)	23.6	6.2	6.9
Cash Flow from Operations	95.1	0	(10.2)	84.9

Opening Balance Sheet - April 1st 2018 In million $	Segment figures	IFRS 15 adjustments	NRC* adjustments	IFRS figures
MC Data Library NBV	853.9	157.6	0	1,011.5
Other current liabilities	104.9	153.1	0	258.0

Closing Balance Sheet - June 30th 2018 In million $	Segment figures	IFRS 15 adjustments	NRC* adjustments	IFRS figures
MC Data Library NBV	869.8	170.8	0	1,040.6
Other current liabilities	94.6	157.5	0	252.1

*	Non-recurring charges linked to Transformation Plan and Financial Restructuring

Key figures bridge: Segment to IFRS - First Half 2018

H1 2018 P&L items In million $	Segment figures	IFRS 15 adjustments	NRC* adjustments	IFRS figures
Total revenue	632.6	(72.7)	0	559.9
OPINC	17.4	(20.9)	(37.3)	(40.8)

H1 2018 Cash Flow Statement items In million $	Segment figures	IFRS 15 adjustments	NRC* adjustments	IFRS figures
EBITDAs	162.7	(72.7)	(37.3)	52.7
Change in Working Capital & Provisions	8.1	72.7	(15.6)	65.2
Cash Flow from Operations	157.9	0	(65.9)	92.0

Opening Balance Sheet – January 1st 2018 In million $	Segment figures	IFRS 15 adjustments	NRC* adjustments	IFRS figures
MC Data Library NBV	831.2	119.0	0	950.2
Other current liabilities	123.1	130.6	0	253.7

Closing Balance Sheet - June 30th 2018 In million $	Segment figures	IFRS 15 adjustments	NRC* adjustments	IFRS figures
MC Data Library NBV	869.8	170.8	0	1,040.6
Other current liabilities	94.6	157.5	0	252.1

*	Non-recurring charges linked to Transformation Plan and Financial Restructuring

Second Quarter 2018 Financial Results by Operating Segment and before non-recurring charges

Geology, Geophysics & Reservoir (GGR)

GGR In million $	Second Quarter 2017	First Quarter 2018	Second Quarter 2018	Variation Year-on- year		Variation Quarter- to- quarter
Segment revenue	220.7	185.1	203.3	(8)%		10%
Multi-Client	132.7	84.4	110.5	(17)%		31%
Prefunding	73.3	49.2	23.7	(68)%		(52)%
After-Sales	59.4	35.2	86.8	46%		147%
Subsurface Imaging & Reservoir (SIR)	88.0	100.7	92.8	5%		(8)%
Segment EBITDAs	139.3	96.9	116.8	(16)%		21%
Margin	63.1%	52.4%	57.5%	(560	) bps	510	bps
Segment operating income	37.3	38.4	64.1	72%		67%
Margin	16.9%	20.7%	31.5%	na		na
Equity from investments	0	(0.5)	(0.3)	na		40%
Capital employed (in billion $)	2.3	2.2	2.2	na		na
Other key metrics
Fleet allocated to Multi-Client surveys (%)	48%	44%	39%	na		na
Multi-Client cash capex ($m)	60.0	62.0	54.2	(10)%		(13)%
Multi-Client cash prefunding rate (%)	122%	79%	44%	na		na

GGR segment revenue was $203 million, down 8% year-on-year.

•

Multi-Client revenue was $111 million, down 17% year-on-year. Prefunding sales were down 68% year-on-year at $24 million, impacted by regulatory delays. Fleet was active for offshore multi-client surveys in Mozambique and Brazil. A new acquisition started in the Wolfcamp Shale play, targeting US onshore unconventionals. After-sales were strong in most basins, amounting to $87 million up 46% year-on-year, including North Sea, Brazil and US onshore.

•

Subsurface Imaging & Reservoir revenue was $93 million, up 5% year-on-year, with a sustained demand for reprocessing and increasing nodes processing. Activity was driven by client reservoir/ production imaging and services. Geographically, market is improving particularly in US Gulf of Mexico and in Asia.

GGR segment EBITDAs was $117 million, a 58% margin.

GGR segment operating income was $64 million, a 32% margin. The multi-client depreciation rate was limited at 36% due to a higher mix of fully depreciated sales, leading to a library Net Book Value of $870 million at the end of June 2018, split 91% offshore and 9% onshore.

GGR capital employed was stable at $2.2 billion at the end of June 2018.

Equipment

Equipment In million $	Second Quarter 2017	First Quarter 2018	Second Quarter 2018	Variation Year-on- year	Variation Quarter-to- quarter
Segment revenue	53.0	65.7	82.9	56%	26%
External revenue	47.8	49.2	70.7	48%	44%
Internal revenue	5.2	16.5	12.2	135%	(26)%
Segment EBITDAs	(5.5)	(2.6)	8.6	256%	431%
Margin	(10.4)%	(4.0)%	10.4%	na	na
Segment operating income	(12.6)	(9.9)	1.0	108%	110%
Margin	(23.8)%	(15.1)%	1.2%	na	na
Capital employed (in billion $)	0.6	0.6	0.6	na	na

Equipment segment revenue was $83 million, up 56% year-on-year. External sales were $71 million, up 48% year-on-year.

Land equipment sales represented 49% of total sales, stable compared to last year, driven in particular by channels deliveries notably in North Africa. The well gauges demand is also accelerating, on the back of unconventional market activity.

Marine equipment sales represented 51% of total sales, stable compared to last year, driven notably by one-off deliveries of Sentinel sections.

Equipment segment EBITDAs was $9 million, a margin of 10%.

Equipment segment operating income was $1 million, a margin of 1%. Higher volumes were the key driver to reaching the breakeven point.

Equipment capital employed was stable at $0.6 billion at the end of June 2018.

Contractual Data Acquisition

Contractual Data Acquisition In million $	Second Quarter 2017	First Quarter 2018	Second Quarter 2018	Variation Year-on- year		Variation Quarter- to- quarter
Segment revenue	82.0	61.3	66.9	(18)%		9%
External revenue	81.3	60.4	63.9	(21)%		6%
Internal revenue	0.7	0.9	3.0	329%		233%
Total Marine Acquisition	60.9	28.9	39.5	(35)%		37%
Total Land and Multi-Physics Acquisition	21.1	32.4	27.4	30%		(15)%
Segment EBITDAs	(0.9)	(25.1)	2.3	356%		109%
Margin	(1.1)%	(40.9)%	3.4%	450	bps	na
Segment operating income	(12.7)	(34.4)	(7.4)	42%		78%
Margin	(15.5)%	(56.1)%	(11.1)%	440	bps	na
Equity from investments	0.3	5.3	3.5	na		(34)%
Capital employed (in billion $)	0.4	0.3	0.3	na		na
Other key metrics
Fleet allocated to contract surveys (%)	52%	56%	61%	na		na
Vessel availability rate (%)	100%	93%	95%	na		na
Vessel production rate (%)	98%	96%	98%	na		na

Contractual Data Acquisition segment revenue was $67 million, down 18% year-on-year. External sales were $64 million, down 21% year-on-year.

•	Marine Contractual Data Acquisition revenue was $40 million, down 35% year-on-year.

The year-on-year revenue decrease is explained by the different contract mix this year, while a large contract with high-end multi-source vessel setup was executed in Q2 2017. Two vessels were active in West Africa, one in North Sea and the Endeavour, as previously announced, was returned to her owner at the end of July.

•

Land and Multi-Physics Data Acquisition revenue was $27 million, up 30% year-on-year. The activity was good for Land in North Africa with three crews in operation. Improving activity for Multi-Physics is driven by the mining industry.

Contractual Data Acquisition segment EBITDAs was $2 million.

Contractual Data Acquisition segment operating income was $(7) million, including $14 million related to a provision reversal. Contractual Data Acquisition activities continued to experience a competitive market environment.

The equity from investments contribution can mainly be explained by the positive contribution from the ARGAS and SBGS JVs this quarter.

Contractual Data Acquisition capital employed was stable at $0.3 billion at the end of June 2018.

Non-Operated Resources

Non-Operated Resources In million $	Second Quarter 2017	First Quarter 2018	Second Quarter 2018	Variation Year-on- year	Variation Quarter- to- quarter
Segment EBITDAs	(2.0)	(7.0)	(5.4)	(170)%	23%
Segment operating income	(5.3)	(7.0)	(5.5)	(4)%	21%
Equity from investments	(2.8)	(3.5)	(2.1)	na	na
Capital employed (in billion $)	0	0.1	0.1	na	na

The Non-Operated Resources segment comprises, in terms of EBITDAs and operating income, the costs relating to non-operated resources.

Non-Operated Resources segment EBITDAs was $(5) million, including the remaining part of the Caribbean restart costs.

Non-Operated Resources segment operating income was $(6) million.

The equity from investments includes the impact of the Global Seismic Shipping (GSS) JV, a 50/50 JV with Eidesvik. Seven vessels were transferred to GSS in Q2 2017 and three are still cold-stacked.

Non-Operated Resources capital employed was stable at $0.1 billion at the end of June 2018.

Second Quarter 2018 Financial Results

Consolidated Income Statements In million $	Second Quarter 2017	First Quarter 2018	Second Quarter 2018	Variation Year-on- year	Variation Quarter-to- quarter
Exchange rate euro/dollar	1.09	1.22	1.20	na	na
Segment revenue	349.8	294.7	337.9	(3)%	15%
GGR	220.7	185.1	203.3	(8)%	10%
Equipment	53.0	65.7	82.9	56%	26%
Contractual Data Acquisition	82.0	61.3	66.9	(18)%	9%
Elimination	(5.9)	(17.4)	(15.2)	na	na
Gross margin	32.5	18.0	77.7	139%	332%
Segment EBITDAs	120.0	53.0	109.7	(9)%	107%
GGR	139.3	96.9	116.8	(16)%	21%
Equipment	(5.5)	(2.6)	8.6	256%	431%
Contractual Data Acquisition	(0.9)	(25.1)	2.3	356%	109%
Non-Operated Resources	(2.0)	(7.0)	(5.4)	(170)%	23%
Corporate	(8.3)	(8.1)	(10.2)	23%	26%
Eliminations	(2.6)	(1.1)	(2.4)	na	na
NRC before impairment	(94.7)	(33.9)	(3.4)	(96)%	(90)%
Segment operating income	(3.5)	(22.3)	39.7	na	278%
GGR	37.3	38.4	64.1	72%	67%
Equipment	(12.6)	(9.9)	1.0	108%	110%
Contractual Data Acquisition	(12.7)	(34.4)	(7.4)	42%	78%
Non-Operated Resources	(5.3)	(7.0)	(5.5)	(4)%	21%
Corporate	(8.3)	(8.1)	(10.2)	23%	26%
Eliminations	(1.9)	(1.3)	(2.3)	na	na
NRC	(94.7)	(33.9)	(3.4)	(96)%	(90)%
IFRS 15 adjustment	na	(10.9)	(10.0)	na	(8)%
IFRS operating income	(98.2)	(67.1)	26.3	127%	139%
Equity from investments	(2.5)	1.3	1.1	144%	(15)%
Net cost of financial debt	(48.7)	(33.2)	(33.3)	(32)%	(0)%
Other financial income (loss)	0.5	762.8	65.2	na	(91)%
Income taxes	(20.8)	(17.2)	(10.2)	(51)%	(41)%
Net income	(169.7)	646.6	49.1	129%	(92)%
Shareholder’s net income	(169.2)	645.2	47.4	na	na
Earnings per share in $	(3.67)	2.05	0.07	na	na
Earnings per share in €	(3.37)	1.68	0.06	na	na

Segment revenue was $338 million, down 3% year-on-year. The respective contributions from the Group’s businesses were 60% from GGR, 21% from Equipment and 19% from Contractual Data Acquisition.

Segment EBITDAs was $110 million, a 33% margin.

Segment operating income was $40 million, a 12% margin.

Non-recurring charges (NRC) were $3 million.

IFRS 15 adjustment at operating income level was $10 million.

IFRS operating income, after NRC and IFRS 15 adjustment, was $26 million.

Equity from investments contribution was $1 million this quarter.

Cost of financial debt was $33 million. The total amount of interest paid during the quarter was $18 million.

Other financial items were positive $65 million, split as such:

•

$75 million one-offs mainly linked to positive foreign exchange effect, associated to the shift of EURO/US$ balance sheet exposure following on one hand, the financial restructuring and on the other hand, the first lien refinancing. EURO/US$ balance sheet exposure has been drastically reduced by end of June; and,

•	$(10) million first lien refinancing costs (on a prorata temporis basis, as previously identified in Q1).

Income taxes were $10 million.

Net income was $49 million.

Net income attributable to the owners of CGG, after minority interests, was a gain of $47 million / €43 million.

Cash Flow

Cash Flow Statements In million $	Second Quarter 2017	First Quarter 2018	Second Quarter 2018	Variation Year-on- year	Variation Quarter- to-quarter
Segment EBITDAs	120.0	53.0	109.7	(9)%	107%
Net tax paid	4.9	(2.9)	(8.3)	(269)%	186%
Segment change in Working Capital & Provisions	(57.4)	31.0	(22.9)	60%	(174)%
Other items	(15.3)	(18.3)	16.6	208%	191%
Segment Operating Cash Flow	52.2	62.8	95.1	82%	51%
Paid cost of debt	(13.5)	(14.1)	(17.7)	31%	26%
Capex (including change in fixed assets payables)	(77.5)	(90.5)	(87.2)	13%	(4)%
Industrial	(9.4)	(20.5)	(24.9)	165%	21%
R&D	(8.1)	(8.0)	(8.1)	0%	1%
Multi-Client (Cash)	(60.0)	(62.0)	(54.2)	(10)%	(13)%
Marine MC	(58.6)	(53.3)	(47.7)	(19)%	(11)%
Land MC	(1.4)	(8.7)	(6.5)	364%	(25)%
Proceeds from disposals of assets	14.9	1.9	0.5	(97)%	(74)%
Segment Free Cash Flow	(23.9)	(39.9)	(9.3)	61%	77%
Cash NRC	(54.3)	(55.7)	(10.2)	(81)%	(82)%
IFRS Free Cash Flow	(78.2)	(95.6)	(19.5)	75%	80%
Specific items	3.5	2.7	(28.2)	(906)%	na
Net proceeds from capital increase	0	127.2	0	na	na
FX Impact and other	(87.4)	1,946.3	(8.9)	90%	(100)%
Change in net debt	(162.1)	1,980.6	(56.6)	65%	(103)%
Net debt	2,497.0	659.3	715.9	(71)%	9%

Segment Operating Cash Flow was $95 million compared to $52 million for the second quarter of 2017. Including cash Non-Recurring Charges, the IFRS Operating Cash Flow was $85 million.

Global capex, including change in fixed assets payables, was $87 million, up 13% year-on-year:

•	Industrial capex was $25 million, up 165% year-on-year

•	Research & Development capex was $8 million, stable year-on-year

•	Multi-client cash capex was $54 million, down 10% year-on-year

After the payment of interest expenses and capex, segment Free Cash Flow was at $(9) million compared to $(24) million for the second quarter of 2017. After cash NRC, IFRS Free Cash Flow was at $(20) million.

First Half 2018 Financial Results

Consolidated Income Statements In million $	First Half 2017	First Half 2018	Variation Year-on- year
Exchange rate euro/dollar	1.08	1.21	na
Segment revenue	599.2	632.6	6%
GGR	378.7	388.4	3%
Equipment	85.4	148.6	74%
Contractual Data Acquisition	148.5	128.2	(14)%
Elimination	(13.4)	(32.6)	na
Gross margin	6.0	95.7	na
Segment EBITDAs	148.7	162.7	9%
GGR	219.5	213.7	(3)%
Equipment	(14.2)	6.0	142%
Contractual Data Acquisition	(26.1)	(22.8)	13%
Non-Operated Resources	(10.0)	(12.4)	(24)%
Corporate	(16.4)	(18.3)	12%
Eliminations	(4.1)	(3.5)	na
NRC before impairment	(124.4)	(37.3)	(70)%
Segment operating income	(70.7)	17.4	125%
GGR	55.6	102.5	84%
Equipment	(29.0)	(8.9)	69%
Contractual Data Acquisition	(51.3)	(41.8)	19%
Non-Operated Resources	(25.6)	(12.5)	51%
Corporate	(16.4)	(18.3)	12%
Eliminations	(4.0)	(3.6)	na
NRC	(124.4)	(37.3)	(70)%
IFRS 15 adjustment	na	(20.9)	na
IFRS operating income	(195.1)	(40.8)	79%
Equity from investments	0	2.4	na
Net cost of financial debt	(95.5)	(66.5)	(30)%
Other financial income (loss)	(1.1)	828.0	na
Income taxes	(23.1)	(27.4)	19%
Net income	(314.8)	695.7	321%
Shareholder’s net income	(313.3)	692.6	na
Earnings per share in $	(6.80)	1.38	na
Earnings per share in €	(6.31)	1.14	na

Segment revenue was $633 million, up 6% compared to 2017. The respective contributions from the Group’s businesses were 61% from GGR, 19% from Equipment and 20% from Contractual Data Acquisition.

Segment EBITDAs was $163 million, a 26% margin.

Segment operating income was $17 million, a 3% margin.

•	GGR operating income margin was at 26%.

Multi-Client sales reached $195 million with a cash prefunding rate of 63%. Multi-client offshore sales were highest in North Sea and Brazil. The depreciation rate was 43% leading to a a library Net Book Value of $870 million at the end of June.

Subsurface Imaging delivered a resilient performance, with all businesses on track. The activity increased this semester for nodes processing and reprocessing, notably in the US Gulf of Mexico.

•

Equipment operating income margin was at (6)%, compared to (34)% last year, thanks to a strong activity increase. Despite positive second quarter contribution, first half operating income was still negative, impacted by low volumes.

•

Contractual Data Acquisition operating income margin was at (33)% due to weak pricing conditions in Marine, despite the fleet’s good operational performance with a high production rate at 97%. 59% of the fleet was dedicated to the contractual market over the semester. Land and Multi-Physics acquisition operated in a still competitive market environment, but activity was higher especially for mining market.

•	NOR operating income was at $(13) million.

Non-recurring charges (NRC) were $37 million:

•	$15 million of professional fees mainly linked to the financial restructuring; and

•	$22 million of other costs related to our Transformation Plan.

IFRS 15 adjustment at operating income level was $21 million.

IFRS operating income, after NRC and IFRS 15 adjustment, was $(41) million.

Equity from investments contribution was $2 million this semester.

Cost of financial debt was $66 million. The total amount of interest paid during the semester was $32 million.

Other financial items were positive $828 million, split as such:

•	$771 million strong positive financial restructuring impact;

•

$78 million one-offs mainly linked to positive foreign exchange effect, associated to the shift of EURO/US$ balance sheet exposure following on one hand, the financial restructuring and on the other hand, the first lien refinancing. EURO/US$ balance sheet exposure has been drastically reduced by end of June; and

•	$(21) million first lien refinancing costs.

Income taxes were $27 million.

Net income was $696 million.

After minority interests, net income attributable to the owners of CGG was a gain of $693 million / €571 million.

Cash Flow

Cash Flow Statements In million $	First Half 2017	First Half 2018	Variation Year-on- year
Segment EBITDAs	148.7	162.7	9%
Net tax paid	1.8	(11.2)	(722)%
Segment change in Working Capital & Provisions	(44.6)	8.1	118%
Other items	(19.3)	(1.7)	91%
Segment Operating Cash Flow	86.6	157.9	82%
Paid cost of debt	(57.7)	(31.8)	(45)%
Capex (including change in fixed assets payables)	(145.2)	(177.7)	22%
Industrial	(22.3)	(45.4)	104%
R&D	(14.6)	(16.1)	10%
Multi-Client (Cash)	(108.3)	(116.2)	7%
Marine MC	(95.5)	(101.0)	6%
Land MC	(12.8)	(15.2)	19%
Proceeds from disposals of assets	18.1	2.4	(87)%
Segment Free Cash Flow	(98.2)	(49.2)	50%
Cash NRC	(99.5)	(65.9)	(34)%
IFRS Free Cash Flow	(197.7)	(115.1)	42%
Specific items	0.5	(25.5)	na
Net proceeds from capital increase	0	127.2	na
FX Impact and other	11.8	1,937.4	na
Change in net debt	(185.4)	1,924.0	na
Net debt	2,497.0	715.9	(71)%

Segment Operating Cash Flow was $158 million, compared to $87 million for the first half of 2017. Including cash Non-Recurring Charges, the IFRS Operating Cash Flow was $92 million.

Global capex, including change in fixed assets payables, was $178 million, up 22% year-on-year:

•	Industrial capex was $45 million, up 104% year-on-year

•	Research & development capex was $16 million, up 10% year-on-year

•	Multi-client cash capex was $116 million, up 7% year-on-year

After the payment of interest expenses and capex, segment Free Cash Flow was at $(49) million, compared to $(98) million for the first half of 2017. After cash NRC, mainly linked to the payment of financial restructuring fees, IFRS Free Cash Flow was at $(115) million.

Balance Sheet

Group gross debt was $1.163 billion at the end of June 2018. Available cash was $447 million and Group net debt was $716 million.

The Group’s liquidity amounted to $447 million at the end of June 2018.

Q2 2018 Conference call

An English language analysts’ conference call is scheduled today at 8:00 am (Paris time) – 7:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in UK call-in Access code	+33(0) 1 76 77 22 88 +44(0) 330 336 9127 2277249

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of US$, unless indicated	June 30, 2018	December 31, 2017
ASSETS
Cash and cash equivalents	446.9	315.4
Trade accounts and notes receivable, net (2)	352.6	522.6
Inventories and work-in-progress, net	240.1	239.3
Income tax assets	68.2	61.6
Other current assets, net	112.0	117.0
Assets held for sale, net	14.6	14.6
Total current assets	1,234.4	1,270.5
Deferred tax assets (2)	18.0	21.9
Investments and other financial assets, net	65.5	62.6
Investments in companies under equity method	195.3	192.7
Property, plant and equipment, net	317.7	330.3
Intangible assets, net (2)	1,344.0	1,152.2
Goodwill, net	1,231.3	1,234.0
Total non-current assets	3,171.8	2,993.7
TOTAL ASSETS	4,406.2	4,264.2
LIABILITIES AND EQUITY
Bank overdrafts	—	0.2
Current portion of financial debt (1)	22.4	2,902.8
Trade accounts and notes payables	124.8	169.9
Accrued payroll costs	118.9	153.6
Income taxes payable	41.0	38.7
Advance billings to customers	33.6	25.9
Provisions — current portion	53.7	58.3
Current liabilities associated with funded receivables	—	9.8
Other current liabilities (2)	252.1	123.1
Total current liabilities	646.5	3,482.3
Deferred tax liabilities (2)	51.0	62.0
Provisions — non-current portion	112.7	121.6
Financial debt (1)	1,140.4	52.3
Other non-current liabilities	13.3	17.9
Total non-current liabilities	1,317.4	253.8
Common stock 829,868,003 shares authorized and 698,828,907 shares with a €0.01 nominal value issued and outstanding at June 30, 2018 and 22,133,149 at December 31, 2017	8.5	20.3
Additional paid-in capital (1)	3,184.6	1,850.0
Retained earnings (1) (2)	(685.1)	(1,354.6)
Other Reserves	(33.4)	37.6
Treasury shares	(20.1)	(20.1)
Cumulative income and expense recognized directly in equity	(0.4)	(0.8)
Cumulative translation adjustment	(53.4)	(43.3)
Equity attributable to owners of CGG SA	2,400.7	489.1
Non-controlling interests	41.6	39.0
Total equity(1)	2,442.3	528.1
TOTAL LIABILITIES AND EQUITY	4,406.2	4,264.2

Closing rates were US$1.1658 per €1.00 and US$1.1993 per €1.00 for June 30, 2018 and December 31, 2017, respectively.

(1)	See note 2 of our interim financial statements for more information regarding the impact of our financial restructuring on February 21, 2018.
(2)	See note 1 and note 3 of our interim financial statements for more information regarding the impact of “IFRS 15 – revenues from contracts with customers”.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Six months ended June 30,
Amounts in millions of US$, except per share data or unless indicated	2018	2017
Operating revenues (1)	559.9	599.2
Other income from ordinary activities	0.7	0.7
Total income from ordinary activities	560.6	599.9
Cost of operations (1)	(485.8)	(593.9)
Gross profit	74.8	6.0
Research and development expenses, net	(15.0)	(15.8)
Marketing and selling expenses	(26.4)	(27.1)
General and administrative expenses	(43.6)	(40.0)
Other revenues (expenses), net	(30.6)	(118.2)
Operating income	(40.8)	(195.1)
Expenses related to financial debt	(67.8)	(97.1)
Income provided by cash and cash equivalents	1.3	1.6
Cost of financial debt, net	(66.5)	(95.5)
Other financial income (loss) (2)	828.0	(1.1)
Income (loss) of consolidated companies before income taxes	720.7	(291.7)
Income taxes (1)	(27.4)	(23.1)
Net income (loss) from consolidated companies	693.3	(314.8)
Share of income (loss) in companies accounted for under equity method	2.4	—
Net income (loss)	695.7	(314.8)
Attributable to :
Owners of CGG S.A.	$692.6	(313.3)
Owners of CGG S.A. (3)	€571.3	(290.5)
Non-controlling interests	$3.1	(1.5)
Weighted average number of shares outstanding (4)	501,946,362	46,038,287
Dilutive potential shares from stock-options (5)	—	—
Dilutive potential shares from performance share plans (5)	—	—
Dilutive potential shares from convertible bonds	—	—
Dilutive potential shares from warrants	16,019,532	—
Dilutive weighted average number of shares outstanding adjusted when dilutive (4)	517,965,894	46,038,287
Net income (loss) per share (4)
Basic	$1.38	(6.80)
Basic (3)	€1.14	(6.31)
Diluted	$1.34	(6.80)
Diluted (3)	€1.10	(6.31)

(1)	Refer to notes 1 and 3 of our interim financial statements for information regarding the impact of “IFRS 15 – revenues from contracts with customers”.
(2)	Refer to note 2 of our interim financial statements for information regarding the impact of our financial restructuring.
(3)	Converted at the average exchange rates of US$1.2122 and US$1.0784 per €1.00 for the periods ended June 30, 2018 and 2017, respectively.
(4)

As a result of the February 21, 2018 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2017 has been adjusted retrospectively. The number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(5)

As our 2017 net result was a loss, stock options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted loss per share.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended June 30,
Amounts in millions of US$, except per share data or unless indicated	2018	2017
Operating revenues (1)	314.3	349.8
Other income from ordinary activities	0.4	0.3
Total income from ordinary activities	314.7	350.1
Cost of operations (1)	(247.0)	(317.6)
Gross profit	67.7	32.5
Research and development expenses, net	(7.7)	(7.6)
Marketing and selling expenses	(13.4)	(14.0)
General and administrative expenses	(22.5)	(19.8)
Other revenues (expenses), net	2.2	(89.3)
Operating income	26.3	(98.2)
Expenses related to financial debt	(33.7)	(49.4)
Income provided by cash and cash equivalents	0.4	0.7
Cost of financial debt, net	(33.3)	(48.7)
Other financial income (loss)	65.2	0.5
Income (loss) of consolidated companies before income taxes	58.2	(146.4)
Income taxes (1)	(10.2)	(20.8)
Net income (loss) from consolidated companies	48.0	(167.2)
Share of income (loss) in companies accounted for under equity method	1.1	(2.5)
Net income (loss)	49.1	(169.7)
Attributable to :
Owners of CGG S.A.	$47.4	(169.2)
Owners of CGG S.A. (4)	€43.2	(154.9)
Non-controlling interests	$1.7	(0.5)
Weighted average number of shares outstanding (2)	697,294,339	46,038,287
Dilutive potential shares from stock-options (3)	—	—
Dilutive potential shares from performance share plans (3)	—	—
Dilutive potential shares from convertible bonds	—	—
Dilutive potential shares from warrants	14,141,453	—
Dilutive weighted average number of shares outstanding adjusted when dilutive (2)	711,435,792	46,038,287
Net income (loss) per share (2)
Basic	$0.07	(3.67)
Basic (4)	€0.06	(3.37)
Diluted	$0.07	(3.67)
Diluted (4)	€0.06	(3.37)

(1)	Refer to notes 1 and 3 of our interim financial statements for information regarding the impact of “IFRS 15 – revenues from contracts with customers”.
(2)

As a result of the February 21, 2018 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2017 has been adjusted retrospectively. The number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(3)

As our 2017 net result was a loss, stock options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted loss per share.

(4)	Corresponding to the half-year amount in euros less the first quarter amount in euros.

UNAUDITED ANALYSIS BY SEGMENT

	Six months ended June 30, 2018
In millions of US$, except for assets and capital employed in billions of US$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Segment figures	IFRS 15 adjustments	Transformation Plan / Financial restructuring	Consolidated Total / As reported
Revenues from unaffiliated customers	124.3	—	388.4	119.9	—	632.6	(72.7)	—	559.9
Inter-segment revenues	3.9	—	—	28.7	(32.6)	—	—	—	—
Operating revenues	128.2	—	388.4	148.6	(32.6)	632.6	(72.7)	—	559.9
Depreciation and amortization (excluding multi-client surveys)	(18.9)	(0.1)	(37.7)	(14.8)	(0.2)	(71.7)	—	—	(71.7)
Depreciation and amortization of multi-client surveys	—	—	(83.8)	—	—	(83.8)	51.8	—	(32.0)
Operating income (2)	(41.8)	(12.5)	102.5	(8.9)	(21.9)	17.4	(20.9)	(37.3)	(40.8)
EBITDAS	(22.8)	(12.4)	213.7	6.0	(21.8)	162.7	(72.7)	(37.3)	52.7
Share of income in companies accounted for under equity method (1)	8.8	(5.6)	(0.8)	—	—	2.4	—	—	2.4
Earnings Before Interest and Tax (2)	(33.0)	(18.1)	101.7	(8.9)	(21.9)	19.8	(20.9)	(37.3)	(38.4)
Capital expenditures (excluding multi-client surveys) (3)	19.2	—	29.6	11.2	1.5	61.5	—	—	61.5
Investments in multi-client surveys, net cash	—	—	116.2	—	—	116.2	—	—	116.2
Capital employed	0.3	0.1	2.2	0.6	—	3.2	—	—	3.2
Total identifiable assets	0.5	0.1	2.6	0.6	—	3.8	0.1	—	3.9

	Six months ended June 30, 2017
In millions of US$, except for assets and capital employed in billions of US$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Segment figures	Transformation Plan	Consolidated Total / As reported
Revenues from unaffiliated customers	147.1	—	378.7	73.4	—	599.2	—	599.2
Inter-segment revenues	1.4	—	—	12.0	(13.4)	—	—	—
Operating revenues	148.5	—	378.7	85.4	(13.4)	599.2	—	599.2
Depreciation and amortization (excluding multi-client surveys)	(25.1)	(15.6)	(40.2)	(14.7)	—	(95.6)	—	(95.6)
Depreciation and amortization of multi-client surveys	—	—	(136.6)	—	—	(136.6)	—	(136.6)
Operating income (2)	(51.3)	(25.6)	55.6	(29.0)	(20.4)	(70.7)	(124.4)	(195.1)
EBITDAS	(26.1)	(10.0)	219.5	(14.2)	(20.5)	148.7	(124.4)	24.3
Share of income in companies accounted for under equity method (1)	2.8	(2.8)	—	—	—	—	—	—
Earnings Before Interest and Tax (2)	(48.5)	(28.4)	55.6	(29.0)	(20.4)	(70.7)	(124.4)	(195.1)
Capital expenditures (excluding multi-client surveys) (3)	8.0	—	21.8	7.8	(0.7)	36.9	—	36.9
Investments in multi-client surveys, net cash	—	—	108.3	—	—	108.3	—	108.3
Capital employed	0.4	—	2.3	0.6	—	3.3	—	3.3
Total identifiable assets	0.6	0.1	2.6	0.7	—	4.0	—	4.0

(1)	Share of operating results of companies accounted for under equity method was US$8.9 million and US$2.7 million for the six months ended June 30, 2018 and 2017, respectively.
(2)

For the six months ended June 30, 2018, “eliminations and other” includes US$(18.3) million of general corporate expenses and US$(3.6) million of intra-group margin. For the six months ended June 30, 2017, “eliminations and other” included US$(16.4) million of general corporate expenses and US$(4.0) million of intra-group margin.

(3)

Capital expenditures include capitalized development costs of US$(16.1) million and US$(14.6) million for the six months ended June 30, 2018 and 2017, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

UNAUDITED ANALYSIS BY SEGMENT

	Three months ended June 30, 2018
In millions of US$, except for assets and capital employed in billions of US$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Segment figures	IFRS 15 adjustments	Transformation Plan / Financial restructuring	Consolidated Total / As reported
Revenues from unaffiliated customers	63.9	—	203.3	70.7	—	337.9	(23.6)	—	314.3
Inter-segment revenues	3.0	—	—	12.2	(15.2)	—	—	—	—
Operating revenues	66.9	—	203.3	82.9	(15.2)	337.9	(23.6)	—	314.3
Depreciation and amortization (excluding multi-client surveys)	(9.7)	(0.1)	(18.4)	(7.5)	(0.1)	(35.8)	—	—	(35.8)
Depreciation and amortization of multi-client surveys	—	—	(39.2)	—	—	(39.2)	13.6	—	(25.6)
Operating income (2)	(7.4)	(5.5)	64.1	1.0	(12.5)	39.7	(10.0)	(3.4)	26.3
EBITDAS	2.3	(5.4)	116.8	8.6	(12.6)	109.7	(23.6)	(3.4)	82.7
Share of income in companies accounted for under equity method (1)	3.5	(2.1)	(0.3)	—	—	1.1	—	—	1.1
Earnings Before Interest and Tax (2)	(3.9)	(7.6)	63.8	1.0	(12.5)	40.8	(10.0)	(3.4)	27.4
Capital expenditures (excluding multi-client surveys) (3)	4.5	—	14.7	9.1	4.7	33.0	—	—	33.0
Investments in multi-client surveys, net cash	—	—	54.2	—	—	54.2	—	—	54.2

	Three months ended June 30, 2017
In millions of US$, except for assets and capital employed in billions of US$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Segment figures	Transformation Plan	Consolidated Total / As reported
Revenues from unaffiliated customers	81.3	—	220.7	47.8	—	349.8	—	349.8
Inter-segment revenues	0.7	—	—	5.2	(5.9)	—	—	—
Operating revenues	82.0	—	220.7	53.0	(5.9)	349.8	—	349.8
Depreciation and amortization (excluding multi-client surveys)	(11.7)	(3.3)	(20.8)	(7.1)	0.2	(42.7)	—	(42.7)
Depreciation and amortization of multi-client surveys	—	—	(88.9)	—	—	(88.9)	—	(88.9)
Operating income (2)	(12.7)	(5.3)	37.3	(12.6)	(10.2)	(3.5)	(94.7)	(98.2)
EBITDAS	(0.9)	(2.0)	139.3	(5.5)	(10.9)	120.0	(94.7)	25.3
Share of income in companies accounted for under equity method (1)	0.3	(2.8)	—	—	—	(2.5)	—	(2.5)
Earnings Before Interest and Tax (2)	(12.4)	(8.1)	37.3	(12.6)	(10.2)	(6.0)	(94.7)	(100.7)
Capital expenditures (excluding multi-client surveys) (3)	3.4	—	10.6	4.7	(1.2)	17.5	—	17.5
Investments in multi-client surveys, net cash	—	—	60.0	—	—	60.0	—	60.0

(1)	Share of operating results of companies accounted for under equity method was US$5.0 million and US$(1.0) million for the three months ended June 30, 2018 and 2017, respectively.
(2)

For the three months ended June 30, 2018, “eliminations and other” includes US$(10.2) million of general corporate expenses and US$(2.3) million of intra-group margin. For the three months ended June 30, 2017, “eliminations and other” included US$(8.3) million of general corporate expenses and US$(1.9) million of intra-group margin.

(3)

Capital expenditures include capitalized development costs of US$(8.1) million for the three months ended June 30, 2018 and 2017. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,
Amounts in millions of US$	2018	2017
OPERATING
Net income (loss) (1)	695.7	(314.8)
Depreciation and amortization	71.7	95.6
Multi-client surveys depreciation and amortization (1)	32.0	136.6
Depreciation and amortization capitalized in multi-client surveys	(10.3)	(12.9)
Variance on provisions	(5.1)	(30.9)
Stock based compensation expenses	0.1	0.1
Net (gain) loss on disposal of fixed and financial assets	(6.4)	(27.4)
Equity (income) loss of investees	(2.4)	—
Dividends received from investments in companies under equity method	—	2.0
Other non-cash items (2)	(836.3)	63.0
Net cash-flow including net cost of financial debt and income tax	(61.0)	(88.7)
Less net cost of financial debt	66.5	95.5
Less income tax expense (1)	27.4	23.1
Net cash-flow excluding net cost of financial debt and income tax	32.9	29.9
Income tax paid	(11.2)	1.8
Net cash-flow before changes in working capital	21.7	31.7
Change in working capital	70.3	(44.6)
- change in trade accounts and notes receivable (1)	181.3	(37.6)
- change in inventories and work-in-progress	(1.2)	0.9
- change in other current assets	6.6	(5.1)
- change in trade accounts and notes payable	(45.9)	(21.8)
- change in other current liabilities	(70.5)	19.0
- impact of changes in exchange rate on financial items	—	—
Net cash-flow provided by operating activities	92.0	(12.9)
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(61.5)	(36.9)
Investment in multi-client surveys, net cash	(116.2)	(108.3)
Proceeds from disposals of tangible and intangible assets	2.4	18.1
Total net proceeds from financial assets	—	4.5
Acquisition of investments, net of cash and cash equivalents acquired	—	—
Variation in loans granted	(0.3)	(0.7)
Variation in subsidies for capital expenditures	—	—
Variation in other non-current financial assets	(6.1)	1.6
Net cash-flow used in investing activities	(181.7)	(121.7)
FINANCING
Repayment of long-term debt	(195.3)	(25.3)
Total issuance of long-term debt	336.5	2.3
Lease repayments	(2.9)	(2.9)
Change in short-term loans	(0.2)	(1.6)
Financial expenses paid	(31.8)	(57.7)
Net proceeds from capital increase:
— from shareholders	129.1	—
— from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements:
— to shareholders	—	—
— to non-controlling interests of integrated companies	—	—
Acquisition/disposal from treasury shares	—	—
Net cash-flow provided by (used in) financing activities	235.4	(85.2)
Effects of exchange rates on cash	(14.2)	3.3
Impact of changes in consolidation scope	—	(7.5)
Net increase (decrease) in cash and cash equivalents	131.5	(224.0)
Cash and cash equivalents at beginning of year	315.4	538.8
Cash and cash equivalents at end of period	446.9	314.8

(1)	See note 1 and note 3 of our interim financial statements for more information regarding the impact of “IFRS 15 – revenues from contracts with customers”.
(2)	Include the non-cash impact on the statement of operations of our financial restructuring on February 21, 2018. See note 2 of our interim financial statements for more information.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 2nd, 2018	By	/s/ Yves Goulard
Y. GOULARD
Group Treasurer, acting Chief Financial Officer